Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Supervisory board of Affimed N.V.:

We consent to the use of our reports dated April 28, 2020, with respect to the consolidated statements of financial position of Affimed N.V. as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting, incorporated by reference herein and to the reference of our firm under the heading “Experts” in the prospectus. Our report refers to a change in accounting for leases on January 1, 2019 as a result of the adoption of International Financial Reporting Standard 16, Leases.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Mannheim, Germany

December 23, 2020